ITEM 77C

Flaherty & Crumrine Total Return Fund Incorporated

Meeting of Shareholders

On April 19, 2017, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:

Name             For             Withheld
David Gale       8,406,493.246   372,125.000

Ms. Karen H. Hogan and Messrs. R. Eric Chadwick and Morgan Gust continue to serve in their capacities as Directors of the Fund.